Exhibit 99.1

GDF SUEZ Investor Day on its energy activities

Long-term growth strategy and profitable growth prospects confirmed

Accelerated creation of synergies

and implementation of a performance plan

GDF SUEZ is holding its first Investor Day in Paris on November 26, 2008.

❑	The teams of GDF SUEZ have been working since July 22, 2008 to implement within the new company the strategic plan and the clear, ambitious and unifying objectives that were approved by shareholders at the Annual General Meeting. These have now been put in place and GDF SUEZ is one of the most robust companies in the sector.

❑	The Group’s excellent first nine months results confirm the strength and resistance of a balanced, diversified and flexible business model operating in markets with long-term growth prospects.

❑	The Group confirms its long-term industrial strategy and notes that the fundamental challenges of the energy sector which led to the merger of SUEZ and Gaz de France remain unchanged by the current economic crisis.

❑	GDF SUEZ confirms its medium-term industrial and financial objectives:

—	Implementation of an industrial investment program of €30 billion net over the period 2008-2010.

—	EBITDA target of €17 billion by 2010 and growth of more than 10% in 2008[1].

—	Keep a strict financial discipline with a strong “A” credit rating.

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The Group also confirms its attractive shareholder return objectives: a dividend payout target of over 50% of recurring net income Group share and average annual growth of 10% to 15% for ordinary dividends paid between 2007 and 2010. In compliance with new dividend payment policy[2], on November 27 the Group will pay an interim ordinary dividend of €0.80/share, i.e. €1.7 billion in total. In addition, an exceptional dividend of €0.80/share will be added to payment of the final ordinary dividend in May 2009. Finally,

[1]	This target assumes average weather conditions and the absence of any significant change in the price of oil products and regulations across Europe
[2]	Payment of an interim dividend in the second half of the current year

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel: +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

GDF SUEZ, which has already bought back € 500 million of shares since September 1, 2008, confirms the €1 billion objective and defers the execution of the balance until the May 2009 Annual General Meeting.

❑	The Group has also provided a swift response to the rapid change in the economic environment:

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The Group announces the €1.8 billion “Efficio” global performance plan which will be implemented between now and 2011. This project brings together the synergies plan launched at the time of the merger and the completion of which will be accelerated beyond the initial objectives announced in the autumn of 2007, and the introduction of a new performance plan of €1 billion.

—	GDF SUEZ has taken immediate steps to strengthen its liquidity position with the successful launch of a bond issue for almost € 3 billion on the euro, pound sterling and Swiss franc markets.

Four months after completion of the merger, the key objectives of this day are to:

—	present the strategy and performance objectives of GDF SUEZ in the energy sector, and the financial highlights of the Group.

—

present all the Group’s energy activities as represented by the business lines Energy France, Energy Europe and International, Global Gas & LNG, Infrastructures and Energy Services. The presentations will describe the main assets, growth drivers, industrial data and objectives, development strategy and investment program of each business line.

—

provide a detailed presentation of the GDF SUEZ proforma annual 2007 and 2008 half-yearly accounts broken down by business line and provide additional information on 2008 3rd quarter accounts on old to new business line tables.

The presentations will be posted on the Group’s website www.gdfsuez.com

Future events

27 November 2008: payment of an interim dividend of €0.80 per share3

17 December 2008: Extraordinary General Meeting to decide on the proposal to assign subsidiary status to LNG terminals and natural gas storage facilities in France

2009 communication calendar

—	2008 annual results: March 5, 2009

—	2009 1st quarter sales: May 4, 2009

—	Annual General Meeting: May 4, 2009

[3]	Coupon clipping date: November 24, 2008

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74.3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Forward-looking statements

This communication contains forward-looking information and statements. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services or future performance. Although the management of GDF SUEZ believes that these forward-looking statements are reasonable, investors and holders of GDF SUEZ shares are warned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of GDF SUEZ, that could mean expected results and developments differ significantly from those expressed in, or implied or projected by, the forward-looking information and statements. These risks include those discussed or identified in the public filings made by GDF SUEZ with the Autorité des marchés financiers (AMF) and/or with the United States Securities and Exchange Commission (SEC), including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in section 3 of the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of SUEZ by Gaz de France filed with the AMF on June 13, 2008 (under no: 08-126) and the Form F4 registered with the SEC on June 16, 2008. Investors and holders of GDF SUEZ securities should note that the occurrence of some or all of these risks may have a significantly adverse effect on GDF SUEZ.

Press contact:	Investor Relations contact:
Tel France: +33 (0)1 47 54 24 35	Tel: +33 (0)1 40 06 66 29
Tel Belgium: +32 2 510 76 70	E-Mail: ir@gdfsuez.com
E-Mail: gdfsuezpress@gdfsuez.com